Filed by thinkorswim Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: thinkorswim Group Inc.

Commission File No. 000-52012

On January 8, 2009, thinkorswim Group Inc. sent the following email to customers of thinkorswim:

Hi Swimmers! Happy New Year!!

To start off 2009, I want to bring you some exciting news about our future.

We’ve been going strong for almost a full decade now, delivering what we believe is the best trading platform and service in the industry.  As a small company, we’ve gone through some major changes in that time, and view all of them as positive for our clients. It was only a matter of time until a larger company recognized us as a great value.  We want to let you know that TD AMERITRADE has agreed to buy thinkorswim and make our trading platform available to their customers.  They are impressed by our trading know-how, technological edge and commitment to make each customer a smarter trader.  That’s what we bring to the table.  Once the deal is completed, you’ll have access to TD AMERITRADE’s range of features, such as:

•                  24/7 client account service in addition to our continuing thinkorswim support.

•                  Extensive independent research and web-based investment tools.

•                  A nationwide branch network, strong balance sheet and better cash management tools and tax software features.

•                  A broad range of investment products, including an expanded mutual fund list and expanded bond and Treasury offerings.

Together, we hope to deliver more educational content, further enhance our trading platforms, and be a leading provider of brokerage services.  TD AMERITRADE will work to leverage thinkorswim’s capabilities, and Scott Sheridan and I will continue to lead thinkorswim through the close of the deal, and will then manage the active trading platforms for the combined company.  You will continue to get the same, great trading software and support from your favorite Swimmers.

For more information, please see the attached letter from TD AMERITRADE, press release and FAQ.  If you have questions, please feel free to call thinkorswim Support at 866-839-1100 from Monday through Thursday from 6:00 a.m. to 6:00 p.m. CT and from 6:00 a.m. CT to 5:00 p.m. CT on Fridays. Or you can send an email to help@thinkorswim.com.

In the meantime, our technologists have continued to deliver new features at a torrid pace and our support teams continue to work around the clock with 10 minute e-mail responses even on Christmas

Day.  We hope you’re liking our new thinkAI for intra-day trading and we’re going to be expanding its power to all other cash indices and ETFs to help you find more trading opportunities.  It will soon be joined by a whole bunch of new tools that we’ll be adding in the next quarter, including: integrated robotics, advanced tax tools and account management features and an open API.

Until the TD AMERITRADE deal closes, in about six months, you will see absolutely no change in your account – and longer term, there will be great new features like the ones we described here.

Bottom line: we will never stop caring about each and every client.

Sincerely,

Tom

Forward-Looking Statements

Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties.  thinkorswim and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving thinkorswim and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of thinkorswim stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in thinkorswim’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov.  thinkorswim and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim that also constitutes a prospectus of TD AMERITRADE.  thinkorswim will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and thinkorswim urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by thinkorswim and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing thinkorswim’s website at www.thinkorswim.com by clicking on the link for “Investor Relations”, then clicking on the link for  “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.amtd.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

thinkorswim, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from thinkorswim stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of thinkorswim stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about thinkorswim’s executive officers and directors in thinkorswim’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on January 6, 2009.  You can obtain free copies of these documents from thinkorswim or TD AMERITRADE using the contact information above.